

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 9, 2016

George Roundy
Chief Executive Officer
Innovative Climatic Technologies Corporation
13835 N. Tatum Blvd.
#9-419
Phoenix, Arizona 85032

> **Re: Innovative Climatic Technologies Corporation**
> **Offering Statement on Form 1-A**
> **Filed February 11, 2016**
> **File No. 024-10526**

Dear Mr. Roundy:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

Overview, page 4

1.   We note your disclosure here and page 20 regarding what ZoZo "utilizes," "controls," "resembles," and how it functions.   We also note the disclosure on page 9 regarding its eligibility for an energy tax credit. These disclosures seem to imply that you have already completed engineering and design, constructed a fully functional prototype,

manufactured that product and confirmed ZoZo's eligibility for a tax credit. If that is not the case, please revise to clarify.

Intellectual Property, page 5

2.   Please reconcile the thirty-six-month cancellation rights disclosed here with the twelve-month cancellation rights disclosed on page F-9.

Use of Proceeds, page 19

3.   Please clarify your references here to "clinical trials and preclinical studies" and on page 10 to "solar products and components." Please also clarify the reference to "Florida statutes" on page 31, given your disclosure that you are a Nevada corporation.

4.   Please clarify how the uses of proceeds disclosed here correspond with the funds to be spent on the activities listed on page 26.

Description of Business, page 20

5.   We note your disclosure that you are licensing patented technology and provide a docket number for that patent. Please also provide the patent number and clarify what exactly is covered by the "patented technology" you licensed.

Product Status, page 21

6.   Please revise to clarify who will perform the activities in the first three bullet points on this page and the second "event" listed on page 26. We note, in this regard, the disclosure on page 12 that Mr. Roundy, your only employee, has "no background in thermostat products, engineering or industrial design." We also note that you intend to operate out of Mr. Roundy's home until engineering and design is complete.

Exhibit 4.1

7.   The fourth paragraph in bold font implies that investors are not entitled to rely on the materials or information to which you refer. Please revise to eliminate that implication. Also, Sections 2.03, 2.06 and 2.07 appear to require potential investors to provide inappropriate acknowledgements and certifications as to what they have "read" and "understand." Please revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

George Roundy
Innovative Climatic Technologies Corporation
March 9, 2016
Page 3

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael T. Williams, Esq.
        Williams Securities Law Firm, P.A.